June 10, 2025

Lawrence Firestone
Chief Executive Officer
22nd Century Group, Inc.
321 Farmington Road
Mocksville, NC 27028

       Re: 22nd Century Group, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed May 22, 2025
           File No. 001-36338
Dear Lawrence Firestone:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing